                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Riggio,      Leonard
   (Last)       (First)  (Middle)

   122 Fifth Avenue
   (Street)

   New York,    New York      10011
   (City)       (State)       (Zip)

2. Issuer Name and Ticker or Trading Symbol

   Barnes & Noble, Inc.                   Symbol = BKS


3. IRS or Social Security Number of Reporting Person (Voluntary)


 4. Statement for Month/Year

   January 1997

5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

   Chairman of the Board and Chief Executive Officer

8. Individual or Joint/Group Filing (Check applicable line)

   /X/ Form filed by one Reporting Person
   / / Form filed by more than one Reporting Person


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned at     Direct      7. Nature of
                                  Date        Code        -----------------------------     End of       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 Month        Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock, par value $.001    1/17/97     P               23,300      A     $26.316                     D

Common Stock, par value $.001    1/21/97     P               25,000      A     $29.435                     D

Common Stock, par value $.001    1/21/97     P               10,000      A     $29.185                     D

Common Stock, par value $.001    1/21/97     P                7,000      A     $29.560                     D

Common Stock, par value $.001    1/21/97     P                5,000      A     $29.060                     D

Common Stock, par value $.001    1/22/97     P               24,900      A     $29.560                     D

Common Stock, par value $.001    1/22/97     P               22,600      A     $29.435                     D

Common Stock, par value $.001    1/22/97     P                5,500      A     $29.685     5,726,276**     D


* If the Form is filed by more than one Reporting Person, see
  Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Response)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------







                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:

** Of which 4,400,109 shares are owned directly and 1,326,167 shares are owned by Barnes & Noble College Bookstores, Inc., a corporation of which all of the currently outstanding voting securities are owned by the Reporting Person.

This Form 4 is the EDGARIZED version of the Form 4 Filed manually by the reporting person on February 10, 1997.


By: /s/ Leonard Riggio                                Date   February 6, 1997
    -------------------------------                          ----------------
    **Signature of Reporting Person


   Leonard Riggio

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.